SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*


                                 ORANGE 21 INC.
           -----------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.0001 par value per share
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                    685317109
           -----------------------------------------------------------
                                 (CUSIP Number)


                                  Seth W. Hamot
                       c/o Costa Brava Partnership III LP
                               420 Boylston Street
                           Boston, Massachusetts 02116
                                 (617) 595-4400
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 21, 2008
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Page 2 of 9
                                  SCHEDULE 13D
CUSIP NO.  685317109
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Costa Brava Partnership III LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC, AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
NUMBER OF
SHARES                                    755,595
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8     SHARED VOTING POWER
EACH
REPORTING                                 0
PERSON            --------------------------------------------------------------
WITH              9     SOLE DISPOSITIVE POWER

                                          755,595
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         755,595
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 3 of 9
                                  SCHEDULE 13D
CUSIP NO.  685317109
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC, AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
NUMBER OF
SHARES                                    755,595
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8     SHARED VOTING POWER
EACH
REPORTING                                 0
PERSON            --------------------------------------------------------------
WITH              9     SOLE DISPOSITIVE POWER

                                          755,595
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         755,595
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 9
                                  SCHEDULE 13D
CUSIP NO.  685317109
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC, AF, PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
NUMBER OF
SHARES                                    771,595
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8     SHARED VOTING POWER
EACH
REPORTING                                 0
PERSON            --------------------------------------------------------------
WITH              9     SOLE DISPOSITIVE POWER

                                          771,595
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         771,595
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.44%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         The Reporting Persons filed on May 20, 2006 with the Securities and Exchange Commission a Schedule 13G, and amendments thereto on February 24, 2007 and February 12, 2008, respectively, reporting their position in the Issuer's Common Stock. The Reporting Persons are filing this
         Schedule 13D pursuant to Rule 13d-1(e)(1) of the Securities Exchange Act of 1934, as amended ("Exchange Act").

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, $0.0001 par value per share ("Common Stock") of Orange 21 Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2070 Las Palmas Drive, Carlsbad, California 92009.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement is being filed jointly by (i) Costa Brava Partnership III LP ("Costa Brava") with respect to shares beneficially owned by it; (ii) Roark, Rearden & Hamot, LLC, a Delaware limited liability company ("Roark"), with respect to shares beneficially owned by Costa Brava; and (ii) Seth W. Hamot ("Hamot") with respect to shares beneficially owned by Roark, Costa Brava and Hamot (Costa Brava, Roark and Hamot are referred to herein as the "Reporting Persons"). Hamot is the sole member and manager of Roark, which is the general partner of Costa Brava.

         (b) The address of the principal business of each of Costa Brava, Roark and Hamot is 420 Boylston Street, Boston, Massachusetts 02116.

         (c) The principal business of each of the Reporting Persons is to make investments in, buy, sell, hold and pledge and assign securities, and investment management. The present principal occupation or employment of Hamot is as the manager of Roark.

         (d) None of the Reporting Persons has during the past five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Hamot is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Costa Brava owns 755,595 shares of Common Stock. It acquired these shares from March 2006 to April 2008 in open market purchases for an aggregate purchase price of $3,420,088.65. Shares held by Costa Brava were acquired with working capital set aside for the general purpose of investing. Hamot owns individually 10,000 shares. He acquired these shares in open market purchases in April 2008 for $42,481.71 with personal investment funds. In addition, 5,000 shares are owned by the Gideon Hamot UTMA/MA and 1,000 shares are owned by Asa Hamot UTMA/MA, custodial accounts for Hamot's children over which Hamot exercises power to sell and vote with respect to the shares of Common Stock in such accounts. These shares were acquired in open market purchases in April 2008 for a purchase price of $25,810 with personal investment funds of Hamot.

ITEM 4.  PURPOSE OF TRANSACTION

         On August 21, 2008, Costa Brava sent a letter ("Letter") to the Board of Directors of the Issuer stating:

                  "Costa Brava Partnership III L.P. has been a shareholder of Orange 21, Inc. ("Company") for several years and has actively followed developments at the Company. At this time, Costa Brava is pleased to submit to the Board of Directors a proposal to acquire 100% of the outstanding equity interests that it does not already own for $3.90 per share in cash. This price carries a 30% premium over the last trade of the Company's stock at a price of $3.00 per share on August 19, 2008. We believe our fellow stockholders will respond favorably to this proposal, which not only offers a substantial premium but also provides liquidity generally not available due to low trading volume.

                  This proposal is subject to (i) our performing satisfactory due diligence on the Company and (ii) the execution of a mutually satisfactory definitive purchase agreement. We are available to start due diligence immediately and are prepared to commence negotiations on a definitive purchase agreement in tandem with our diligence efforts. The purchase agreement would contain customary representations, warranties, covenants and conditions, but it would not be contingent on obtaining financing.

                  Costa Brava does not require any limited partner, shareholder or board approvals to consummate the transaction. Investment decisions are made by our general partner. We also do not anticipate that any regulatory or other government approvals would pose obstacles to completing this transaction.

                  In light of the premium represented by our offer and our ability to close the acquisition expeditiously, we trust the Board will give this bid careful consideration. In compliance with our disclosure obligations, we intend to attach a copy of this letter to a filing with the SEC on Form 13D within ten days.

                  No binding obligation shall arise with respect to this proposal or any transaction unless and until definitive documentation is executed and delivered. We and our legal advisers are available to meet with you at your earliest convenience to discuss this offer and answer any questions you may have. In the meantime, I may be reached at (617) 595-4405. We look forward to hearing from you soon."

         A copy of this letter to the Issuer's Board of Directors is filed as
         Exhibit 2 hereto and is incorporated herein by reference.

         The Reporting Persons believe that the shares of Common Stock of the Issuer are undervalued and, in addition to the offer set forth in the Letter, they are considering pursuing any and all of the actions enumerated below.

         The Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation: (i) having communications with the Issuer's Board of Directors and management with respect to the offer set forth in the Letter and other methods for increasing stockholder value; (ii) purchasing additional shares of Common Stock in the open market or otherwise; and (iii) making a tender offer for shares of Common Stock not owned by the Reporting Persons.

         The Reporting Persons may also participate in discussions with potential purchasers of their shares of Common Stock, sell some or all of their shares of Common Stock in the open market or through private negotiated transactions, or change their intent as to any and all matters referred to above.

         The Reporting Persons reserve their rights to make alternative plans or proposals in the future or to take other steps to enhance the value of their investments. The Reporting Persons further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         (a) Costa Brava Partnership III LP is the direct beneficial owner of the 755,595 shares of the Common Stock, currently owned beneficially by Costa Brava, Roark and Hamot. Such shares represent approximately 9.25% of the outstanding Common Stock, based upon the 8,170,563 shares of the Common Stock outstanding as of August 12, 2008, as reported in the Issuer's Form 10-Q for June 30, 2008 filed on August 12, 2008. By virtue of the relationships described under Item 2 of this Statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the shares of the Common Stock directly beneficially owned by Costa Brava. Each of the other Reporting Persons, however, disclaims such beneficial ownership of such shares.

         (b) Costa Brava, acting through its manager Roark, which in turn acts through Hamot, its manager, has the sole power to vote or direct the vote, and to dispose or direct the disposition of the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Statement, each of the other Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the shares held by Costa Brava.

         (c) Hamot owns individually 10,000 shares. In addition, 5,000 shares are owned by the Gideon Hamot UTMA/MA and 1,000 shares are owned by Asa Hamot UTMA/MA, custodial accounts for Hamot's children over which Hamot exercises power to sell and vote with respect to the shares of Common Stock in such accounts.

         (d) No shares of Common Stock have been purchased by the Reporting Persons during the last 60 days.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Joint Filing Agreement

         Exhibit 2 Letter dated August 21, 2008 to Board of Directors of Issuer.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2008                 COSTA BRAVA PARTNERSHIP III LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its Manager

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ Seth W. Hamot
                                       ----------------------------------------
                                       Seth W. Hamot

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1   Joint Filing Agreement, dated as of August 26, 2008.
Exhibit 2   Letter dated August 21, 2008 to Board of Directors of Issuer.

                       EXHIBIT 1 - JOINT FILING STATEMENT
                       ----------------------------------

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Schedule 13D for Orange 21 Inc. is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated: August 26, 2008                 COSTA BRAVA PARTNERSHIP III LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its Manager

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ Seth W. Hamot
                                       -----------------------------------------
                                       Seth W. Hamot

                                    EXHIBIT 2
                                    ---------

August 21, 2008


Board of Directors
Orange 21, Inc.
2070 Las Palmas Drive
Carlsbad, California  92009

Dear Directors:

Costa Brava Partnership III L.P. has been a shareholder of Orange 21, Inc. (the "Company") for several years and has actively followed developments at the Company. At this time, Costa Brava is pleased to submit to the Board of Directors a proposal to acquire 100% of the outstanding equity interests that it does not already own for $3.90 per share in cash. This price carries a 30% premium over the last trade of the Company's stock at a price of $3.00 per share on August 19, 2008. We believe our fellow stockholders will respond favorably to this proposal, which not only offers a substantial premium but also provides liquidity generally not available due to low trading volume.

This proposal is subject to (i) our performing satisfactory due diligence on the Company and (ii) the execution of a mutually satisfactory definitive purchase agreement. We are available to start due diligence immediately and are prepared to commence negotiations on a definitive purchase agreement in tandem with our diligence efforts. The purchase agreement would contain customary representations, warranties, covenants and conditions, but it would not be contingent on obtaining financing.

Costa Brava does not require any limited partner, shareholder or board approvals to consummate the transaction. Investment decisions are made by our general partner. We also do not anticipate that any regulatory or other government approvals would pose obstacles to completing this transaction.

In light of the premium represented by our offer and our ability to close the acquisition expeditiously, we trust the Board will give this bid careful consideration. In compliance with our disclosure obligations, we intend to attach a copy of this letter to a filing with the SEC on Form 13D within ten days.

No binding obligation shall arise with respect to this proposal or any transaction unless and until definitive documentation is executed and delivered. We and our legal advisers are available to meet with you at your earliest convenience to discuss this offer and answer any questions you may have. In the meantime, I may be reached at (617) 595-4405. We look forward to hearing from you soon.

Sincerely,

/s/ Seth W. Hamot

Seth W. Hamot, Costa Brava Partnership III L.P.